UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 8)

                             -----------------------

                             TRIARC COMPANIES, INC.
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                                   895927 10 1
                                 (CUSIP Number)

                             -----------------------

                                  PETER W. MAY
                           C/O TRIARC COMPANIES, INC.
                                 280 PARK AVENUE
                              NEW YORK, N.Y. 10017
                            TEL. NO.: (212) 451-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             -----------------------

                                OCTOBER 12, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 250.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for the other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 895927 10 1                                         Page 2 of 16 Pages
          -----------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DWG ACQUISITION GROUP, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)[ ]
                                                                          (b)[ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

     NUMBER OF                7    SOLE VOTING POWER
      SHARES
 BENEFICIALLY OWNED                -0- (See Item 5)
 BY EACH REPORTING
      PERSON                  8    SHARED VOTING POWER
       WITH
                                   5,982,867 (See Item 5)

                              9    SOLE DISPOSITIVE POWER

                                   -0- (See Item 5)

                             10    SHARED DISPOSITIVE POWER

                                   5,982,867 (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,982,867 (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25% (See Item 5)

14   TYPE OF REPORTING PERSON

     PN

                                  SCHEDULE 13D

CUSIP NO. 895927 10 1                                         Page 3 of 16 Pages
          -----------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     NELSON PELTZ

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)[ ]
                                                                          (b)[ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

     NUMBER OF                7    SOLE VOTING POWER
      SHARES
 BENEFICIALLY OWNED                637,100 (See Item 5)
 BY EACH REPORTING
      PERSON                  8    SHARED VOTING POWER
       WITH
                                   5,982,867 (See Item 5)

                              9    SOLE DISPOSITIVE POWER

                                   637,100 (See Item 5)

                             10    SHARED DISPOSITIVE POWER

                                   5,982,867 (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,619,767 (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27% (See Item 5)

14   TYPE OF REPORTING PERSON

     IN

                                  SCHEDULE 13D

CUSIP NO. 895927 10 1                                         Page 4 of 16 Pages
          -----------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     PETER W. MAY

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)[ ]
                                                                          (b)[ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

     NUMBER OF                7    SOLE VOTING POWER
      SHARES
 BENEFICIALLY OWNED                433,466 (See Item 5)
 BY EACH REPORTING
      PERSON                  8    SHARED VOTING POWER
       WITH
                                   5,982,867 (See Item 5)

                              9    SOLE DISPOSITIVE POWER

                                   433,466 (See Item 5)

                             10    SHARED DISPOSITIVE POWER

                                   5,982,867 (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,416,333 (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.4% (See Item 5)

14   TYPE OF REPORTING PERSON

     IN

CUSIP NO. 895927 10 1
          -----------

                         AMENDMENT NO. 8 TO SCHEDULE 13D

         This Amendment No. 8 amends and supplements the Schedule 13D dated October 13, 1992 (the "Original Statement"), as amended and restated by Amendment No. 6 dated May 3, 1993 and as amended by Amendment No. 7 dated February 14, 1996 (the Original Statement, as so amended shall be known as the "Statement"), with respect to the Class A Common Stock (formerly Common Stock), par value $.10 per share (the "Common Stock"), of Triarc Companies, Inc., a Delaware corporation and successor by merger to Triarc Companies, Inc., an Ohio corporation formerly named DWG Corporation (the "Company").

         Except as set forth below, there are no changes to the information set forth in the Statement.

Item 4.  Purpose of Transaction.

         Item 4 of the Statement is supplemented in the following manner:

         On October 12, 1998, Messrs. Nelson Peltz and Peter W. May made a proposal (the "Proposal") to the Board of Directors of the Company (the "Board of Directors") to acquire, through an entity to be formed by them, all of the shares of Common Stock and Class B Common Stock, par value $.10 per share (the "Class B Common Stock" and, together with the Common Stock, collectively, the "Stock"), of the Company not currently owned by DWG Acquisition Group, L.P. ("Group"). Each holder (other than Group) of the Stock

CUSIP NO. 895927 10 1
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would receive for each share of Stock $18.00 payable in cash and securities. The specific terms of the securities will be negotiated with a Special Committee
(the "Special Committee"), formed by the Board of Directors on October 12, 1998, to evaluate the Proposal, and will be valued on a fully distributed basis in a normalized market. If the transaction is consummated, the Common Stock would be delisted from the New York Stock Exchange.

         The Proposal is subject to, among other things, (i) the execution of a definitive acquisition agreement containing the terms and conditions set forth in the proposal letter, dated October 12, 1998, from Messrs. Peltz and May to the Company (a copy of which is attached hereto as Exhibit 1) and such other conditions as are customary in agreements of that sort (including but not limited to customary representations, warranties, covenants and conditions),
(ii) the approval of the transaction by the Special Committee, the Board of Directors and the Stockholders of the Company, (iii) receipt of satisfactory financing for the transaction, (iv) receipt of a fairness opinion from the financial advisor to the Special Committee that indicates that the proposed transaction is fair from a financial point of view to the Stockholders of the Company and (v) the expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. A copy of the press release issued by the Company on October 12, 1998 is attached hereto as Exhibit 2.

         Messrs. Peltz and May expressly reserve the right to modify or withdraw the Proposal, and do not have any

CUSIP NO. 895927 10 1
          -----------

obligation to the Company or its Stockholders with respect to the Proposal, prior to the execution and delivery of the definitive acquisition agreement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 of the Statement is supplemented in the following manner:

         The Company has a transferable right of first refusal with respect to all of the shares of Class B Common Stock (the "Right"). In order to induce Messrs. Peltz and May to make the Proposal, the Company has agreed that if the Right is triggered and the Company determines not to exercise the Right, the Company will immediately assign the Right to Group. A copy of the letter agreement, dated October 12, 1998, from the Company to Messrs. Peltz and May, is attached hereto as Exhibit 3.

Item 7.  Material To Be Filed as Exhibits.

         The following documents are included in this Statement as Exhibits hereto:

         1. Letter, dated October 12, 1998, from Messrs. Nelson Peltz and Peter
W. May to the Company.

         2. Press release issued by the Company, dated October 12, 1998.

         3. Letter, dated October 12, 1998, from the Company to Messrs. Nelson Peltz and Peter W. May.

CUSIP NO. 895927 10 1
          -----------

                                   SIGNATURES


         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  October 13, 1998


                                                  DWG ACQUISITION GROUP, L.P.

                                                  By: /s/ Nelson Peltz
                                                  --------------------
                                                  Name:  Nelson Peltz
                                                  Title: General Partner


                                                  By: /s/ Peter W. May
                                                  --------------------
                                                  Name:  Peter W. May
                                                  Title: General Partner


                                                  /s/ Nelson Peltz
                                                  ----------------
                                                  Nelson Peltz


                                                  /s/ Peter W. May
                                                  ----------------
                                                  Peter W. May

CUSIP NO. 895927 10 1
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                                  Exhibit Index
                                  -------------

Exhibit                   Description                             Page No.
-------                   -----------                             --------
   1             Stock Purchase Agreement dated                  Filed with
                 as of October 1, 1992 by and                    Original
                 between the Purchaser, Posner,                  Statement
                 Posner Trust and Security
                 Management.

   2             Exchange Agreement dated as of                  Filed with
                 October 1, 1992 between the                     Original
                 Company and Security Management.                Statement

   3             Agreement dated as of October 1,                Filed with
                 1992 between the Company and the                Original
                 Purchaser.                                      Statement

   4             Agreement of Limited Partnership                Filed with
                 of the Purchaser dated as of                    Original
                 September 25, 1992.                             Statement

   5             Joint Filing Agreement of the                   Filed with
                 Purchaser, Peltz and May.                       Original
                                                                 Statement

   6             Memorandum of Understanding,                    Filed with
                 dated January 21, 1993, by and                  Amendment
                 between the Purchaser and                       No. 2
                 William A. Ehrman, individually
                 and derivatively on behalf of
                 SEPSCO.

   7             Letter dated January 25, 1993                   Filed with
                 from Steven Posner to the                       Amendment
                 Purchaser (including proposed                   No. 2
                 terms and conditions of
                 Consulting Agreement to be
                 entered into between the Company
                 and Steven Posner).

   8             Undertaking and Agreement, dated                Filed with
                 February 9, 1993, executed by                   Amendment
                 the Purchaser.                                  No. 3

   9             Amendment No. 3 dated as of                     Filed with
                 April 14, 1993 to Agreement of                  Amendment
                 Limited Partnership of the                      No. 4
                 Purchaser.

  10             Citibank Loan Documents                         Filed with
                 (Exhibits and Schedules                         Amendment
                 omitted).                                       No. 4

  11             Republic Loan Documents                         Filed with
                 (Exhibits and Schedules                         Amendment
                 omitted).                                       No. 4

CUSIP NO. 895927 10 1
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Exhibit                   Description                             Page No.
-------                   -----------                             --------
  12             Pledge and Security Agreement,                  Filed with
                 dated as of April 5, 1993,                      Amendment
                 between the Purchaser and                       No. 5
                 Citibank.

  13             Custodial Loan Documents.                       Filed with
                                                                 Amendment
                                                                 No. 5

  14             Agreement, dated May 2, 1994                    Filed with
                 among Nelson Peltz, Peter W. May                Amendment
                 and Leon Kalvaria                               No. 6

  15             Amended and Restated Pledge and                 Filed with
                 Security Agreement, dated as of                 Amendment
                 July 25, 1994 between the                       No. 6
                 Purchaser and Citibank.

  16             Amendment No. 1 dated as of                     Filed with
                 November 15, 1992 to Agreement                  Amendment
                 of Limited Partnership of the                   No. 7
                 Purchaser.

  17             Amendment No. 2 dated as of                     Filed with
                 March 1, 1993 to Agreement of                   Amendment
                 Limited Partnership of the                      No. 7
                 Purchaser.

  18             Amendment No. 4 dated as of                     Filed with
                 January 1, 1995 to Agreement of                 Amendment
                 Limited Partnership of the                      No. 7
                 Purchaser.

  19             Amendment No. 5 dated as of                     Filed with
                 January 1, 1996 to Agreement of                 Amendment
                 Limited Partnership of the                      No. 7
                 Purchaser.

  20             NationsBank Loan Documents                      Filed with
                 (Exhibits and Schedules                         Amendment
                 omitted).                                       No. 7

  21             Letter, dated October 12, 1998,                 Filed
                 from Messrs. Nelson Peltz and                   herewith
                 Peter W. May to the Company

  22             Press release, issued by the                    Filed
                 Company, dated October 12, 1998                 herewith

  23             Letter, dated October 12,1998,                  Filed
                 from the Company to Messrs.                     herewith
                 Nelson Peltz and Peter W. May